

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 20, 2016

<u>Via E-mail</u>
Earl C. Shanks
Chief Financial Officer
Essendant Inc.
One Parkway North Boulevard, Suite 100
Deerfield, Illinois 60015-2559

> **Re:** **Essendant Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed October 26, 2016**
> **File No. 000-10653**

Dear Mr. Shanks:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Finance Condition and Results of Operations, page 15

Critical Accounting Policies, Judgments and Estimates, page 16

Goodwill and Intangible Assets, page 17

1.    Disclosure in your Form 10-K states that all four of your reporting units were evaluated for impairment as part of your annual impairment test. However, we note impairment charges for goodwill were only recognized for your ORS Industrial reporting unit.

Expand your disclosure to describe the key assumptions used in determining the fair value of your reporting units and to explain how the key assumptions were determined. Your revised disclosure should discuss the degree of uncertainty associated with the key assumptions and address potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions. In addition, disclose the amount of remaining goodwill, if any, for your ORS Industrial reporting unit and the percentage by which fair value exceeded carrying value of the reporting units for which impairment was not recognized. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, Section V of SEC Release No. 33-8350.

Results for the Years Ended December 31, 2015 and 2014, page 20

2. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods. For example, your discussion of sales in the technology products category cites the loss of business with large national customers and growth in e-tail, but it does not appear that the effect of each causal factor that you cite for material changes is quantified. As another example, your discussion of gross margin makes reference to a favorable product mix and purchase driven inventory allowances, but does not appear to provide adequate detail regarding changes that occurred during the period. Your revised disclosure should provide additional information for each of your financial statement amounts that fully explains and quantifies the change between periods. Refer to Item 303(a)(3) of Regulation S-K.

Form 10-Q for Fiscal Quarter ended September 30, 2016

Management's Discussion and Analysis of Finance Condition and Results of Operations, page 16

Key Trends and Recent Results, page 17

3. We note the revised risk factors disclosed on page 29 of your Form 10-Q where you discuss the potential impact of increased price transparency, customer consolidation, and changes in product sales mix which may result in lower margins. In addition, your revised risk factor disclosure refers to "the secular decline in office products categories." Revise your discussion of known trends and uncertainties to address the reasonably likely impact of the risks identified in your filing on your liquidity, capital resources, and results of operations. Refer to Item 303(a)(3) of Regulation S-K along with Section III.B.3 of SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources